Exhibit 99.1

Skillful Craftsman Announces US$1 Million Convertible Note Private Placement

WUXI, China, March 3, 2023 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Limited (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced that it had entered into a convertible note purchase agreement, under which the Company had sold and issued a convertible promissory note in a principal amount of US$1 million (the “Note”) to certain investor.

The Note will mature in one year following the issuance, bearing interest at the rate of 7% per annum which shall be payable on the maturity date. At any time after the issuance and before the maturity date, the Note is convertible, in whole or in part, into the ordinary shares of the Company (the “Ordinary Shares”) at the option of the holder thereof. If the closing bid price of the Ordinary Shares as reported by Nasdaq exceeds the conversion price for at least five consecutive trading days, all of the outstanding balance shall be automatically converted into Ordinary Shares. The conversion price is initially US$1.82 per Ordinary Share, subject to adjustment as set forth in the Note. Unless previously converted, the Company shall repay the outstanding principal amount plus all accrued but unpaid interest on the maturity date. The Note shall be an unsecured general obligation of the Company. Additional information regarding the private placement and the Note will be included in a Form 6-K to be furnished to the U.S. Securities and Exchange Commission by Skillful Craftsman.

Mr. Xiaofeng Gao, Chairman and Co-CEO of Skillful Craftsman, commented, “The financing purpose of the Note is to expand our vocational education plans in Southeast Asia which is currently one of the fastest-growing regions in the world economy and has a large group of young labor force. The increasing number of enterprises entering in this region cultivates the robust demand for the improvement of the vocational skills for local workers. To address such promising market, we have conducted a thorough research on business development in this region and made a stable and effective long-term expansion plan with various partners. We feel honored that our strategic initiative has been recognized by investor, which is expected to greatly accelerate progress of our expansion plans. Looking forward, we will strictly and effectively implement our strategic plan and strive to create the long-term value for our investors.”

The sale and issuance of the Note are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and are made in reliance on, and in compliance with, Regulation S under the Securities Act.

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: http://ir.kingwayup.com/.

Safe Harbor Statement

This report contains "forward-looking statements" for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are "forward-looking statements." Words such as "may," "will," "should," "could," "would," "predicts," "potential," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in the future tense, identify forward looking statements. Forward-looking statements are based on information available at the time those statements are made and management's belief as of that time with respect to future events. These statements are subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com